United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

ATA Creativity Global Entered into a Non-Binding Term Sheet with Baby BTC Strategic Capital Limited

ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced that, on August 1 2025, it entered into a non-binding term sheet (the “Term Sheet”) with Baby BTC Strategic Capital Limited (“Baby Capital”) pursuant to which, the Company will (1) issue up to 68,728,522 common shares (the “Common Shares”), with a par value US$0.01 per share, to Baby Capital at US$0.4365 per common share, for an aggregate purchase price of up to US$30,000,000 (the “Share Issuance”); and (2) at the closing of the Share Issuance, issue a warrant with 2-year term, pursuant to which Baby Capital shall have the right to purchase certain number of Common Shares at the per share exercise price of US$0.8730, for an aggregate exercise price of up to US$70,000,000. The Company and Baby Capital agree to negotiate in good faith and enter into a definitive share purchase agreement within two months after the date of the Term Sheet. Upon the completion of the Share Issuance, Baby Capital is expected to obtain control of the Company, and it will have the right to appoint and designate three new directors to the board of directors of the Company.

Subject to the approval by the board of directors of the Company, the proceeds from the above transaction will be mainly used to purchase BABY Token in the market, while the remainder will be used to purchase Bitcoin and collaborate with Babylon Foundation on Bitcoin staking, which aims to deploy new Bitcoin into ecological applications like Decentralized Finance.

The transactions contemplated under the Term Sheet is subject to the negotiation and execution of a definitive share purchase agreement. There can be no assurance that the definitive share purchase agreement will be entered into, nor that the potential transactions contemplated hereunder will be consummated on the terms set forth in the Term Sheet, nor that the cooperation with Babylon will produce any expected outcome, or at all.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This report contains statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “will,” “should,” “could,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “outlook,” “likely to” and similar statements. ACG may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ACG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the SEC. For example in this report, we are using forward-looking statements when we are discussing the entry into the Term Sheet, the potential sale of Common Shares and our intention to cooperate with Babylon and expand the Company’s business to web 3.0 field and Bitcoin ecosystem. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. There can be no assurance that the definitive share purchase agreement will be entered into, nor that the potential transactions contemplated hereunder will be consummated on the terms set forth in the Term Sheet, nor that the cooperation with Babylon will produce any expected outcome, or at all. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. All information provided in this report is as of the date of this report, and ACG undertakes no duty to update such information to reflect events or circumstances that arise after the date hereof, except as required under applicable law.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission on April 25, 2024, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: August 1, 2025

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